UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31180 / July 23, 2014

In the Matter of	:
	:
FIDELITY VARIABLE ACCOUNT II OF	:
MONARCH LIFE INSURANCE COMPANY	:
Monarch Life Insurance Company	:
333 Whitney Ave., Suite 500	:
Holyoke, MA 01040	:
	:
(811-5991)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Fidelity Variable Account II of Monarch Life Insurance Company filed an application on
December 11, 2013, and an amendment on May 15, 2014, requesting an order under section 8(f)
of the Act declaring that it has ceased to be an investment company.

On June 27, 2014, a notice of filing of the application was issued (Investment Company Act
Release No. 31136). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary